VICTORY LG, INC.
6544 Kathrine Ann Court
Salt Lake City, UT 84118

May 24, 2011

United States Securities and Exchange Commission
Washington D.C. 20549

RE:	VICTORY LG, INC. Amendment No. 3 to Registration Statement on Form S-1 Filed on May 24, 2011 File No. 333-173056

Attention:  Johnny Gharib of Jeffrey Riedler’s office

To Whom It May Concern:

In response to your letter dated May 23, 2011, VICTORY LG, INC. wishes to address the following comments.

Subsequent Strategy, page 5

1. We note your response to prior comment 6. However, you did not move the paragraph that begins, "We are paying the expenses of the offering because we seek to..." to the place required in our prior comment. Instead, you moved it to page 5 of your prospectus summary to the section entitled, "Subsequent Sales Strategy." This paragraph has nothing to do with your subsequent sales strategy and should not be located in that section. Please move the paragraph to the section entitled "General Introduction" in your prospectus summary.

We acknowledge the Commission’s comment and have revised the disclosure on, or about, page 6.  Additionally, have deleted the paragraph from the section entitled “Subsequent Sales Strategy” on page, or about, page 7.

We are paying the expenses of the offering because we seek to (i) become a reporting company with the Commission under the Securities Exchange Act of 1934 (the "1934 Act"); and (ii) enable our common stock to be traded on the OTC Bulletin Board. We believe that the registration of the resale of shares on behalf of our existing security holders may facilitate the development of a public market in our common stock if our common stock is approved for trading on the OTC Bulletin Board.

Closing Comments

Based on the Company’s Amendment No.3 to its S-1 filing dated May 18, 2011 and the Company’s responses to the Staff’s comment letters, the Company believes that it has completed its response to the Commissions comments.  Please review this letter and the submissions as stated and advise whether comments will be closed.

Sincerely,

/s/ Pauline Carson
Pauline Carson

Chief Executive Officer
Victory LG, Inc.